Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

July 29, 2010

Catalyst Paper names new Chairman of the Board

Richmond, BC – Catalyst Paper (TSX:CTL) today announced several changes to its board of directors which take effect July 30, 2010.

Assuming the role of chairman is Benjamin Duster IV, former chairman of Algoma Steel. Mr. Duster joined the Catalyst board in December 2007 bringing 20 years of Wall Street experience. He is a graduate of Harvard Business and Harvard Law Schools and was admitted to the Illinois Bar in 1985. Mr. Duster is a director on several corporate boards including Jazz Air Holding GP Inc.

Retiring from the board is Michel Desbiens who has served as a director since 2006 and as chairman since 2007. Mr. Desbiens, a 40-year veteran of the industry, brought extensive senior management, executive and governance experience in the pulp, paper and printing sector to his role with Catalyst.

“Catalyst Paper has weathered one of the most challenging periods in the industry’s history by focusing on operating and financial fundamentals over the past four years. It was my pleasure to preside over board matters and to work with my fellow directors during this period of accelerated change,” said Mr. Desbiens.

Also leaving the board is Amit Wadhwaney of Third Avenue Management, LLC. He joined the board in December 2006 bringing forest industry experience and a global equities focus as portfolio manager and senior research analyst for the Third Avenue International Value Fund and for Third Avenue’s private and institutional advisory business.

“It was an honour to serve on the board of Catalyst Paper. I believe that the company has the right leadership to move the company in a positive direction. Third Avenue Management remains a large shareholder of, and continues to support, Catalyst Paper Corporation.” said Mr. Wadhwaney.

“On behalf of the Board, I would like to extend our thanks to both Michel and Amit for their service, insights and leadership as directors during a particularly challenging period of industry and business restructuring,” said Mr. Duster.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With five mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. Effective in September 2010, the Elk Falls mill will be permanently shut bringing annual capacity to 2.0 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For more information:
Lyn Brown
Vice-President, Corporate Relations
604-247-4713